SEC FILE NUMBER 001-37406
CUSIP NUMBER 218730 10 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  March 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________________________________________________________________

PART I

REGISTRANT INFORMATION

CORINDUS VASCULAR ROBOTICS, INC.
Full Name of Registrant

Former Name if Applicable

309 Waverley Oaks Rd., Suite 105
Address of Principal Executive Office (Street and Number)

Waltham, MA 02452
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Corindus Vascular Robotics, Inc. (the “Company”) is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 within the prescribed time period because of the additional time that the Company requires to finalize its Form 10-Q for the three months ended March 31, 2018. The Company has been delayed in finalizing its Form 10-Q due to the additional time required related to finalize the application of the guidance within ASC 606, Revenue from Contracts with Customers, and to finalize the complex valuations required to complete the accounting for financing transactions completed during the three months ended March 31, 2018. The Company currently expects that it will be able to conclude the remaining work necessary in time for the Company to file the Form 10-Q within the five calendar day extension provided by Rule 12b-25.

 PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David W. Long Chief Financial Officer	(508)	653-3335
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes   ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    ☒  Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 8, 2018, the Company issued a press release announcing its financial results for the first quarter ended March 31, 2018. A copy of the press release was included as Exhibit 99.1 to the Company's Current Report on Form 8-K furnished with the Securities and Exchange Commission on May 8, 2018.

In the following discussion, all dollar amounts are reported in thousands:

Revenue increased to $1,485 for the three months ended March 31, 2018 from $777 for the three months ended March 31, 2017 primarily due to our inability to recognize revenues for the quarter ended March 31, 2017 in respect of three new CorPath Systems installed during that period due to revenue deferrals related to undelivered elements.

Cost of revenue increased to $1,929 for the three months ended March 31, 2018 from $1,892 for the three months ended March 31, 2017. Cost of revenue for both the three-month periods ended March 31, 2018 and 2017 included the effect of under-utilization of our production facilities, which we expect will continue during 2018. Cost of revenues for the three months ended March 31, 2018 includes the costs associated with new CorPath Systems and GRX capital upgrades, as well as an increase in our lower of cost or net realizable value reserve of $192. Cost of revenues for the three months ended March 31, 2017 included the cost of multiple CorPath GRX System upgrades installed pursuant to contractual service arrangements with no corresponding revenue in the period, costs associated with three systems installed during the quarter for which revenue was deferred, as well as lower of cost or net realizable value reserves of $201 for our CorPath GRX Cassettes due to higher material and production costs associated with the early stage of our production of these items.

Our gross loss decreased to $444 for the three months ended March 31, 2018 from $1,115 for the three months ended March 31, 2017, based on the changes in revenue and cost of revenues as discussed above. For the three months ended March 31, 2018, we have not generated enough sales volume of CorPath Systems and CorPath Cassettes to significantly offset our manufacturing costs, including the effect of the under-utilization of our production facility, a portion of which represents excess manufacturing capacity, and we have therefore generated a gross loss.

Research and development expenses decreased to $2,135 for the three months ended March 31, 2018 from $2,564 for the three months ended March 31, 2017 primarily due to reduced spending for consulting services of $257 and research grant reimbursements of $145, offset by increased compensation expense of $123 primarily related to employees hired subsequent to March 31, 2017.

Selling, general and administrative expenses increased to $7,455 for the three months ended March 31, 2018 from $6,072 for the three months ended March 31, 2017. This increase is primarily due to increased compensation expense of $590 primarily for employees hired subsequent to March 31, 2017, increased travel-related expenses of $210, increased audit-related costs of $163 and increased legal fees of $299 during the three months ended March 31, 2018.

Other income (expense) decreased to expense of $16 for the three months ended March 31, 2018 from expense of $134 for the three months ended March 31, 2017, primarily due to lower interest expense as a result of a new long-term debt arrangement completed on March 16, 2018 and the former long-term debt arrangement which had been outstanding during the full three months ended March 31, 2017 but was fully repaid on October 2, 2017.

The Company's expectations regarding the timing of the filing of the Quarterly Report and significant changes from its statement of operations for the quarter ended March 31, 2018 compared to the quarter ended March 31, 2017 are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual results and events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Company's, or its independent auditors', inability to complete the work required to file its Quarterly Report in the time frame that is anticipated or unanticipated changes being required in its reported operating results. Readers, therefore, should not put undue reliance on any such forward-looking statements.

Corindus Vascular Robotics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2018	By:	/s/ David W. Long
David W. Long Chief Financial Officer